UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Galaxy Gaming, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36318P105

(CUSIP Number)

Tice Brown

PO Box 20907

New York, NY 10009

(870) 612-2605

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

James A. Giesel

Frost Brown Todd LLC

400 W. Market St., 32nd Floor

Louisville, KY 40202

502.568.0307

April 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36318P105
1.	Names of Reporting Persons. Tice Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,409,063

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,409,063

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,063

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36318P105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On April 20, 2022, Tice Brown entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer regarding Mr. Brown’s nomination and stockholder proposal for the 2022 annual meeting of stockholders (the “2022 Annual Meeting”). Pursuant to the Cooperation Agreement, the Issuer agreed to announce and accept the irrevocable retirement of a member of the Board of Directors (the “Board”), such retirement to be effective on or before July 31, 2022. The Cooperation Agreement provides that the Board will create a hiring committee consisting of two current members of the Board and one independent stockholder who has owned shares of the Issuer’s common stock for more than two years (the “Hiring Committee”). The Hiring Committee will identify and unanimously recommend a qualified candidate to the Board to fill the vacancy created by the director’s retirement. The Board will promptly appoint the candidate to the Board for a term expiring at the 2024 annual meeting of stockholders (the “Independent Director”). In addition, the Cooperation Agreement granted Mr. Brown certain rights to attend all meetings of the Board until the appointment of the Independent Director.

Pursuant to the Cooperation Agreement, Mr. Brown has agreed to (1) irrevocably withdraw his nomination and stockholder proposal for the 2022 Annual Meeting, (2) immediately cease all solicitation efforts in connection with the 2022 Annual Meeting and (3) vote his shares (A) for each of the nominees for director nominated by the Board for election at the 2022 Annual Meeting, (B) for the appointment of Moss Adams, LLP as the Issuer’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and (C) for approval, on an advisory basis, of the compensation of the Issuer's named executive officers.

The Cooperation Agreement imposes certain customary standstill restrictions on Mr. Brown from the date of the Cooperation Agreement until two years from the date of the 2022 Annual Meeting, including, among other things, engaging in any solicitation of proxies or written consents with respect to the voting securities of the Issuer or acquiring any securities of the Issuer that would result in Mr. Brown having beneficial ownership of more than 9.9% of the Issuer’s voting securities. However, the standstill restrictions terminate immediately if the Board announces, proposes or otherwise recommends a transaction that would result in (a) the consummation of the acquisition by any person of beneficial ownership of fifty percent or more of the combined voting power of the Issuer; (b) a merger or consolidation of the Issuer; (c) a complete liquidation or dissolution or sale or other disposition of two-thirds or more of the consolidated assets of the Issuer; or (d) dissenter's rights under Nevada Revised Statutes Section 92A.380.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On April 20, 2022, Mr. Brown and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above, which is incorporated by reference as Exhibit 99.1 hereto and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following exhibit:

99.1 Cooperation Agreement, dated as of April 20, 2022, by and among Tice Brown and Galaxy Gaming, Inc. (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2022	/s/ Tice Brown
Tice Brown